UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)


                                 CANDIE'S, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   137409 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Ethan Seer, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5393
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                 March 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------------------------
CUSIP NO.   137409 10 8
-----------------------------------------------

---------------------- ------------------------------------------------------------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY)

                                NEIL COLE

---------------------- ------------------------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)|_|

                       (b) |_|

---------------------- ------------------------------------------------------------------------------------------------------------
3                      SEC USE ONLY



---------------------- ------------------------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS*

                                N/A
---------------------- ------------------------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     |X|


---------------------- ------------------------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION

                                UNITED STATES

---------------------- -------- ---------------------------------------------------------------------------------------------------
  NUMBER OF SHARES     7        SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                      4,562,075 (includes 3, 685,875 shares issuable upon exercise of options)
     PERSON WITH
                       -------- ---------------------------------------------------------------------------------------------------
                       8        SHARED VOTING POWER

                                         0
                       -------- ---------------------------------------------------------------------------------------------------
                       9        SOLE DISPOSITIVE POWER

                                         4,562,075  (includes 3,685,875 shares issuable upon exercise of options)

                       -------- ---------------------------------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                         0

---------------------- ------------------------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,562,075  (includes 3,685,875 shares issuable upon exercise of options)

---------------------- ------------------------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|


---------------------- ------------------------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      14.2%

---------------------- ------------------------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON*

                                IN

---------------------- ------------------------------------------------------------------------------------------------------------


         This Amendment No. 5 amends and supplements the Schedule 13D, as previously amended (the "Schedule 13D"), heretofore filed by Neil Cole (the "Reporting Person") with the Securities and Exchange Commission with respect to the common stock, $.001 par value, ("Candie's Common Stock") of Candie's, Inc., a Delaware corporation (the "Company"). Except as amended hereby, there has been no change in the Reporting Person's beneficial ownership of Candie's Common Stock or other information from the information contained in Amendment No. 4 to the Schedule 13D.

Item 2. Identity and Background

     This statement is filed by Neil Cole. The business address of the Reporting Person is c/o Candie's, Inc., 215 West 40th Street, New York, NY 10018. The Reporting Person is a United States citizen. The Reporting Person is the Chief Executive Officer and Chairman of the Board of the Company.

         Except as set forth below, the Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         In April 2003, the Reporting Person, without admitting or denying the Securities and Exchange Commission's ("SEC") allegations, consented to the entry by the SEC of an administrative order in which the Reporting Person was ordered to cease and desist from violating or causing any violations or future violation of certain books and records and periodic reporting provisions and the anti-fraud provisions of the Securities Exchange Act of 1934. In addition, the Reporting Person also paid a $75,000 civil monetary fine.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         The options referred to in item 4 below were granted by the Company to the Reporting Person in his capacity as an employee and officer of the Company as performance incentives. The shares referred to in Item 5(c) below were purchased by the Reporting Person using his personal funds.

Item. 4 Purpose of Transaction.

         As noted in Item 3 above, the options grants which are reported herein in Item 5(a)-(b) were granted to the Reporting Person by the Company in his capacity as an employee and officer of the Company as an incentive to his performance. Certain of the options have been granted in connection with an employment agreement between the Company and the Reporting Person. The shares referred to in Item 5(c) below and shares held for the account of the Reporting Person in the Company's 401(K) Savings Plan were acquired by the Reporting Person or for the account of the minor children of the Reporting Person, for investment. The Reporting Person may make purchases of Candie's Common Stock from time to time through the exercise of options or otherwise and may dispose of the shares of Candie's Common Stock held by him from time to time or at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to, in paragraphs (b) through (j) of this
Item 4 of Schedule 13D. The Reporting Person may review or reconsider his position with respect to the Company or to formulate plans or proposals with respect to any such matter, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) - (b)

         Beneficial ownership is calculated based upon 28,416,482 shares of Candie's Common Stock outstanding on March 23, 2005.

         As of the date of this Amendment No. 5 the Reporting Person beneficially owned 4,562,075 shares of Candie's Common Stock, representing 14.2% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Candie's Common Stock. Said securities consist of (i) 856,200 shares owned directly by the Reporting Person; (ii) 20,000 shares beneficially owned by the Reporting Person which the Reporting Person placed in a custodial account for the benefit of his minor children; and (iii) 3,685,875 shares of Candie's Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof (including the options referred to in subsection (c) below). The beneficial ownership of Candie's Common Stock by the Reporting Person does not include any shares of Candie's Common Stock owned by Sweet Sportswear, Inc. which has previously granted an irrevocable proxy with respect to shares of Candie's Common Stock owned by it in favor of the Reporting Person or Hubert Guez, a former director of the Company, and/or such other members of the Company's Board designated from time to time by a majority of the Board, to vote at any meeting of the Company's stockholders or provide consent in lieu of a meeting, as the case may be, but only in favor of a matter approved by the Board or otherwise at the direction of the Board.

         Except for 15,194 shares held in the Candie's, Inc. 401(K) Savings Plan for the account of the Reporting Person(over which the Reporting Person has neither the right to vote nor the right to dispose and are therefore not included in the beneficial ownership of the Reporting Person), the Reporting Person has the sole power to vote and dispose of all the shares of Candie's Common Stock to which this statement relates.

         (c) Since the date of Amendment No. 4 to the Schedule 13D filed by the Reporting Person the Company granted to the Reporting Person on March 29, 2005 ten-year immediately exercisable options to purchase 800,000 shares of Candie's Common Stock at $4.62 per share.

         The inclusion in this Schedule 13D of the 20,000 shares held in a custodial account for the benefit of the minor children of the Reporting Person shall not be deemed an admission that the Reporting Person is the beneficial owner of these shares for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, or for any other purpose.

         Other than as set forth above, since the filing of Amendment No. 4 to the Reporting Person's Schedule 13-D, the Reporting Person has not acquired or disposed of any shares of Candie's Common Stock.

         (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Candie's Common Stock reported herein as beneficially owned by the Reporting Person, other than the minor children of the Reporting Person who have the right to receive the dividends from, or the proceeds of the sale from 20,000 shares of Common Stock held in a custodial account for their benefit.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent of the Candie's Common Stock.

                                    SIGNATURE


         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2005


                                                     /s/ Neil Cole
                                                     ---------------------------
                                                     NEIL COLE